HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-06082

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Horace Mann Investors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Horace Mann Plaza
                                         (No. and Street)

Springfield   IL   62715-0001
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Tsai   (856) 393-1939   ptsai@bcgsecurities.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
                    (Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200 Florham Park   NJ   07932
(Address)   (City)   (State)   (Zip Code)

11/02/2005   2468
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Phyllis Tsai _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Horace Mann Investors, Inc. _____, as of 12/31 _____, 2023 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SYLVIA M. KING
Commission # 2370045
Notary Public, State of New Jersey
My Commission Expires
February 21, 2028

Sylvia M. King 2/26/2024
Notary Public

Signature: *Phyllis Tsai*

Title:
Financial & Operations Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HORACE MANN INVESTORS, INC.

Table of Contents

Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
Horace Mann Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc. as of December 31, 2023, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Horace Mann Investors, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Horace Mann Investors, Inc.'s management. Our responsibility is to express an opinion on Horace Mann Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Horace Mann Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.


Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Horace Mann Investors, Inc.'s financial statements. The supplemental information is the responsibility of Horace Mann Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Horace Mann Investors, Inc.'s auditor since 2021.
Florham Park, New Jersey
February 26, 2024

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2023

Assets:

Cash and cash equivalents	$	1,832,043
Receivables from broker-dealers		345,577
Distribution fees receivable		123,500
Dividend receivable		9,400
Receivables from affiliates		259,138
Commission income receivable		2,977
Current tax receivable		26,606
Deferred tax asset, net		19,928
Total assets	$	2,619,169

Liabilities and Stockholder's Equity:

Liabilities:

Accrued expenses and other liabilities	$	437,146
Federal tax payable		41,835
Total liabilities		478,981

Stockholder's equity:

Common stock, $1 par value; authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		2,110,000
Retained earnings		25,188
Total stockholder's equity		2,140,188
Total liabilities and stockholder's equity	$	2,619,169

The accompanying notes are an integral part of these financial statements

HORACE MANN INVESTORS, INC.

Statement of Operations

For the year ended December 31, 2023

Revenues:		
Selling and distribution fees	$	2,102,390
Commissions, net		235,379
Administrative service fees from affiliate		225,000
Other income		113,221
Total revenues		2,675,990
Expenses:		
Commissions		296,752
Compensation and benefits		1,307,263
Communications and IT		210,404
Regulatory		191,732
Professional fees		76,488
Other expenses		168,290
Total expenses		2,250,929
Income before provision for income taxes		425,061
Income tax expense		149,619
Net income	$	275,442

The accompanying notes are an integral part of these financial statements

4

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2023

	Common Shares		Common stock		Additional paid-in capital		Retained earnings		Total stockholder's equity
Balance at December 31, 2022	5,000	$	5,000	$	2,110,000	$	249,746	$	2,364,746
Dividend paid to stockholder	-		-		-		(500,000)		(500,000)
Net income	-		-		-		275,442		275,442
Balance at December 31, 2023	5,000	$	5,000	$	2,110,000	$	25,188	$	2,140,188

The accompanying notes are an integral part of these financial statements

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

For the year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	275,442
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		18,325
Change in assets and liabilities:		
Increase in distribution fees receivable		(2,500)
Increase in commission income receivable		(2,052)
Increase in receivables from broker-dealers		(110,250)
Increase in receivables from affiliates		(245,557)
Increase in dividend receivable		(2,632)
Increase in accrued expenses and other liabilities		53,921
Increase in current tax payable		8,693
Net cash used in operating activities		(6,610)
Cash flows from financing activities:		
Dividends paid to stockholder		(500,000)
Net cash used in financing activities		(500,000)
Net decrease in cash and cash equivalents		(506,610)
Cash and cash equivalents at beginning of year		2,338,653
Cash and cash equivalents at end of year	$	1,832,043
Supplementary disclosure of cash flow information:		
Income taxes paid	$	122,601

The accompanying notes are an integral part of these financial statements

HORACE MANN INVESTORS, INC.
Notes to the Financial Statements
December 31, 2023

(1)   Description of Business

Horace Mann Investors, Inc. ("Investors" or the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Investors is registered with FINRA as a broker-dealer for the sale of variable life insurance, variable annuities, mutual funds, 529 plans, and individual equity securities on a non-solicited basis. In addition, Investors acts as a Registered Investment Advisor through its registration with the Securities and Exchange Commission (SEC), offering investment advisory and financial planning services. The Company has a required net capital of $250,000 to support these activities. Investors operates under SEC Rule 15c3-3(k)(2)(ii) exemption, clearing all transactions on a fully disclosed basis, and relies upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Investors does not carry customer accounts, hold customer funds or safekeep customer securities.

Investors serves as a distributor of affiliate Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. Since Investors receives the majority of its revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors is the introducing broker-dealer for Horace Mann Retirement Advantage mutual fund open architecture platform for 403(b)(7) and other defined contribution accounts.

Investors serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts as well as 529 plans through several state sponsored programs. Investors is also the introducing broker-dealer for mutual fund brokerage, with accounts carried by Pershing LLC. Investors' investment advisory activity involves offering fee-based mutual fund and exchange-traded fund portfolios through its relationships with Pershing LLC, Envestnet, Inc., and AssetMark Investment Services, Inc.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees that Investors receives.

(2)   Significant Accounting Policies

(a)   Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b)   *Revenue Recognition*

Investors recognizes revenue from contracts with customers for the sale or servicing of variable annuities, variable life products, mutual funds and managed accounts as follows:

i.   **Net Commission Revenues** - Investors receives commission revenue from HMLIC and authorized third-party vendors on the sale of certain variable annuities, variable life products and mutual funds.

- Annuity commission revenues and related expenses are recognized when the signed annuity application and premium is submitted to HMLIC. These revenues and expenses fully offset each other.
- Variable insurance commission revenues and related expenses are recognized when the premium is remitted to the insurance carrier and the policy requirements are met.
- Mutual fund commission revenues and related expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.
- Trailing commissions from mutual funds and variable annuities are recorded over the period earned. These revenues and related expenses fully offset each other except for a small amount of selling agreement business.

Investors acts in an agent capacity and therefore commission revenues are recorded net of the commission expenses paid to registered representatives.

ii. **Selling and Distribution Fees**

- **Asset-Based Fees** - Investors receives asset-based fees on the servicing of managed accounts and certain variable annuities quarterly. Investors recognizes the asset-based fees during the period in which the revenue is earned. In regard to Retirement Advantage, Investors acts in an agent capacity and therefore fees are recorded net of the asset-based fee expenses paid to registered representatives. These revenue and expenses fully offset each other.

  In its relationship with Pershing, Envestnet and AssetMark, Investors acts in a principal capacity. Investors agrees to provide ongoing customer monitoring and maintain customer relationships. As such, Investors acts in a principal capacity and therefore fees are recorded gross on the Statement of Operations.

- **Net Distribution Fees** – Investors receives monthly and quarterly distribution payments of 12b-1 fees. These distribution payments are calculated monthly and quarterly based on the net asset value of the funds. Investors believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The ultimate amount of these fees is dependent upon the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Investors does not believe it can overcome these constraints until the market value of the fund and the investor activity are known, usually monthly or quarterly. Distribution fees recognized in the current

period are primarily related to performance obligations that have been satisfied in prior periods. Investors acts in an agent capacity and therefore distribution fees are recorded net of distribution fee expenses paid to registered representatives.

iii. **Administrative Service Fees** – Investors receives monthly administrative service fees to cover expenses incurred to satisfy its performance obligations under the distribution agreements with HMLIC and Horace Mann Service Corporation (HMSC) fees are recognized ratably as revenue each month as services are provided.

In general, satisfaction of performance obligations occurs on a monthly basis. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are established at a point in time or over time; whether constraints on variable consideration should be applied due to uncertain future events; and in assessing principal versus agent status.

The following table presents the disaggregated revenue from contracts with customers reported for the year ended December 31, 2023:

Contract Type	Revenue
Commissions	
Variable Life Insurance Products	$ 143,066
Mutual Funds	85,915
Trail Commissions	6,398
Total Net Commissions	**235,379**
Asset-Based Fees	648,239
Net Distribution Fees	1,454,151
Total Selling and Distribution Fees	**2,102,390**
Administrative Service Fees from Affiliates	225,000
Total	$ 2,562,769

(c) *Cash and Cash Equivalents*
Cash and cash equivalents are comprised of cash and money market demand accounts with original or remaining maturities of three months or less at the time of purchase.

(d) *Income Taxes*
Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. For state income tax purposes, Investors is included in unitary filings with other Horace Mann entities and may receive a tax expense or benefit as the unitary group's income or losses are apportioned amongst the entities. Federal and State income tax balances receivable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured

using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with "Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, where it is more likely than not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(e)   ***Fair Value Measurements***
FASB ASC 820-10, *Fair Value Measurement* which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices in active markets for identical securities.
- Level 2 – Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a description of the valuation methodologies used for investments measured at fair value, based on the statement of financial condition classification.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments. A summary of the inputs used to value the Company's investment positions as of December 31, 2023, were as follows:

- Money market funds – Based on quoted market prices in active markets.

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2023:

	Level 1	**Level 2**	**Level 3**
Money market funds (included in cash and cash equivalents)	$ 1,582,762	$ -	$ -

There were no transfer of assets between Level 2 and Level 3 during the year ended December 31, 2023.

(3) Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries of the Parent, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,954,177 for the management, administrative and data processing services, and utilization of personnel in 2023. Of this total, $1,307,263 is included in compensation and benefits, $210,404 is for communications and IT, $191,732 is located in regulatory fees, $76,488 is for professional fees and $168,290 in other expenses on the Statement of Operations. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

Investors pays commissions to its registered representatives via HMSC, an employer service affiliate of HMLIC and Investors. In 2023, Investors had an outstanding receivable from HMSC of $12,083.

In 2023, Investors recorded an equal amount of commission income and expense related to the sale and servicing of HMLIC variable annuity contracts. In 2023, Investors had an outstanding receivable from HMLIC of $247,055.

Investors also earned $100,000 in administrative services fees from HMLIC and $125,000 in administrative services fees from HMSC.

(4) Income Taxes

Balance sheet accounts related to income taxes were as follows as of December 31, 2023:

Current federal tax payable	$ (41,835)
Current state tax receivable	26,606
Deferred federal tax asset	17,037
Deferred state tax asset	2,891
Net income tax asset	$ 4,699

The "temporary differences" that give rise to the deferred tax balances at December 31, 2023 were as follows:

Deferred tax assets:	
Pension and employee benefits	$ 26,266
Non-deductible accruals	3,886
State tax, net	2,284
Total gross deferred tax assets	32,436

Deferred tax liabilities:

Fixed assets	12,508
Total gross deferred tax liabilities	12,508
Net deferred tax asset	$ 19,928

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2023, the Company had no available carryforwards or credits.

The components of the income tax expense for 2023 were as follows:

Current	$ 131,294
Deferred	18,325
Total income tax expense	$ 149,619

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 21% to income before income tax expense as follows:

Expected federal tax on income	$ 89,263
Add tax effects of:	
Allocated non-deductible expenses	13,023
Provision to return adjustment	(115)
State tax expense (net)	47,448
Total income tax expense	$ 149,619

The Company's federal income tax returns for years prior to 2020 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company classifies all interest and penalties as income tax expense. As of December 31, 2023, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition. There were no unrecognized tax benefits.

(5)   Employee Pension and Postretirement Benefits

All of Investors' personnel are employees of HMSC. Salaries, pensions, and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two qualified and three non-qualified retirement plans. Expense allocated by HMSC to Investors in 2023 for the qualified and non-qualified plans totaled $66,020 and $3,421, respectively, and is included in salaries and other payroll expenses in the Statement of Operations.

Substantially all employees participate in a 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company contribution vests after 5 years of service.

Employees who were hired prior to 1998 have a vested accrued benefit in a frozen qualified defined benefit plan. Participants ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet

future benefit payments as defined by federal laws and regulations. All assets for the qualified plans are held in their respective plan trusts.

Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

(6) Receivables from Broker-Dealers

At December 31, 2023, Investors had $245,577 of receivables from clearing organizations and $100,000 in deposits at clearing organizations.

(7) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2023, Investors' net capital and minimum required net capital were $1,676,384 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.29 to 1.

(8) Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company believes that the amount for which it could be liable, if any, will not have a material adverse effect on the Statement of Financial Condition or Statement of Operations.

(9) Subsequent Events

The Company evaluated its December 31, 2023 financial statements for subsequent events through February 26, 2024, the date of the filing of the financial statements. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

HORACE MANN INVESTORS, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2023

Total stockholder's equity	$	2,140,188
Less nonallowable assets		
Distribution fees receivable		(123,500)
Receivables from affiliates		(259,138)
Commission income receivable		(2,977)
Current tax receivable		(26,606)
Deferred tax asset, net		(19,928)
Total deductions		(432,149)
Haircut on securities - Money Market Funds		(31,655)
Net capital	$	1,676,384
Aggregate indebtedness – total liabilities	$	478,981
Required net capital		
(greater of 6.67% of aggregate indebtedness or $250,000)	$	250,000
Excess net capital	$	1,426,384
Net capital less greater of 10% of aggregate		
indebtedness or 120% of minimum dollar requirements	$	1,376,384
Ratio of aggregate indebtedness to net capital		0.29 to 1

Note: There are no material differences between the computation presented above and the computation
        of net capital under Rule 15c3-1 as of December 31, 2023 filed by Investors in its
        Form X-17A-5 on January 24, 2024.

See report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements and PAB Account Reserve Requirment

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Exemption Report

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
Horace Mann Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Horace Mann Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Horace Mann Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Horace Mann Investors, Inc. stated that Horace Mann Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Horace Mann Investors, Inc. is also filing this Exemption Report because Horace Mann Investors, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Horace Mann Investors, Inc. In addition, Horace Mann Investors, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Horace Mann Investors, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Horace Mann Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Horace Mann Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.


Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Horace Mann Investors, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

Florham Park, New Jersey
February 26, 2024

Horace Mann Investors, Inc.
Exemption Report
December 31, 2023

Horace Mann Investors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2):

17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

Horace Mann Investors, Inc.

I, Phyllis Tsai, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____*Phyllis Tsai*_____

Title: Financial and Operations Principal

Date: February 26, 2024

HORACE MANN INVESTORS, INC.

SIPC Assessment Reconciliation

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-06082

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23**   AND ENDING **12/31/23**
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Horace Mann Investors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
          ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Horace Mann Plaza
(No. and Street)

Springfield	**IL**	**62715-0001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Tsai	**(856) 393-1939**	ptsai@bcgsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phyllis Tsai, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Horace Mann Investors, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SYLVIA M. KING
Commission # 2370045
Notary Public, State of New Jersey
My Commission Expires
February 21, 2028

Sylvia M. King 2/26/2024
Notary Public

Signature: Phyllis Tsai

Title:
Financial & Operations Principal

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and Board of Directors of
Horace Mann Investors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Horace Mann Investors, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.



Florham Park, New Jersey
February 26, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME   *SEC No.*
HORACE MANN INVESTORS INC   8-6082
For the fiscal period beginning   1/1/2023   and ending   12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 11,451,086.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 11,451,086.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 9,477,647.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 9,477,647.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,973,439.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,960.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 1,453.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 1,453.00		
d	Add lines 11a through 11c		$ 1,453.00	
12	**LESSER** of line 10 or 11d.			$ 1,453.00
13 a	Amount from line 8		$ 2,960.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 1,453.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 1,507.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 1,507.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-6082	DEA: FINRA	2023	Dec

MEMBER NAME
MAILING ADDRESS

HORACE MANN INVESTORS INC
ONE HORACE MANN PLAZA
SPRINGFIELD, IL 62715
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☐ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HORACE MANN INVESTORS INC	Phyllis Tsai
(Name of SIPC Member)	(Authorized Signatory)
1/24/2024	ptsai@bcgsecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.